UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 3, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 3. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITYHOLDERS

Forward Stock Split and Restatement of Certificate of Incorporation

On April 3, 2020, Hightimes Holding Corp. (the “Company”) received the unanimous written consent of its board of directors and on the same date obtained the written consent of the holders of a majority of its issued and outstanding Class A voting common stock (the “Class A Common Stock”) to (a) consummate an 11-for-1 forward split of all shares of its outstanding Class A Common Stock (the “Stock Split”) with such Stock Split to become effective on June 1, 2020 (the “Effective Date”) and (b) amend and restate the Company’s certificate of incorporation, effective as of June 1, 2020, to increase the number of shares of the Company’s authorized Class A Common Stock from 100,000,000 shares to 1,000,000,000 shares of Class A Common Stock (the “Restated Certificate of Incorporation”).

A copy of the Restated Certificate of Incorporation is attached as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

As a result of the Stock Split, each one full share of issued and outstanding Class A Common Stock as of the Effective Date of the Stock Split shall, without any action on the part of the Corporation or the holders of Class A Common Stock, become eleven (11) shares of Class A Common Stock. The 11-for-1 forward Stock Split shall not become effective until the June 1, 2020 Effective Date, following completion of the Company’s currently pending Regulation A+ public offering.

As set forth in the Company’s Form 1-U filed with the Securities and Exchange Commission on March 27. 2020, the Company has extended the termination date of its currently pending Regulation A+ public offering from March 31, 2020 to May 15, 2020.

Amendment to Subscription Agreement

In a related development the Company amended the investor subscription agreement to provide that the minimum investment from and after the date of this Current Report on Form 1-U would be 50 shares of Class A Common Stock for a purchase price of $550, as opposed to the 20 share minimum investment for a purchase price of $220, as referred to in our form 1-U dated March 27, 2020.

As such, the Company amended the subscription agreement for prospective investors in the Company’s Regulation A+ public offering in order to, among other things, increase the minimum investment to 50 shares for $550 and to include reference to all of the Company’s Current Reports on Form 1-U that have been filed to date, including this Current Report on Form 1-U (the “Subscription Agreement”). A copy of the Subscription Agreement is attached as Exhibit 4.2 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

The Company’s Form 1-A Regulation A+ Offering Circular dated March 12, 2018 and its exhibits as filed with and qualified by the Securities and Exchange Commission (the “SEC”) on March 12, 2018 and the Form 1-A Post Qualification Offering Circular filed with the SEC on June 11, 2018, as amended on June 15, 2018, as further amended on June 25, 2018 and again qualified by the SEC on July 26, 2018 (collectively, the “Offering Circular”), the Company’s Offering Circular Supplement, filed on May 31, 2019, the Company’s Form 1-K Annual Report for the year ended December 31, 2018, the Company’s Form S/A Semi-Annual Report for the six month periods ended June 30, 2018 and June 30, 2019 and all Form 1-U Current Reports filed to date (including this Form 1-U Current Report) are available on the Company’s website at www.hightimes/invest.com.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	April 6, 2020

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Restated Certificate of Incorporation.

4.2	Form of Subscription Agreement for the Regulation A+ Offering.